[redacted]

11017415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 68515 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09-15-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: River Branch Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 North LaSalle Street - Suite 200
(No. and Street)

| Chicago | Illinois | 60654 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie K. Fraundorf (312) 244-6945
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick LLP
(Name – *if individual, state last, first, middle name*)

| 10 South Riverside Plaza - Suite 900 | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**OATH OR AFFIRMATION**

I, Julie K. Fraundorf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of River Branch Capital LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

"OFFICIAL SEAL"
Emelda Johnson
Notary Public, State of Illinois
My Commission Expires April 23, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# River Branch Capital LLC

*Financial Statements for the Period from January 20, 2010 (Inception) Through December 31, 2010*

Financial Statements

Blackman Kallick

# River Branch Capital LLC

*Period from January 20, 2010 (Inception) through December 31, 2010*

## Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

# Independent Auditor's Report

Member of
River Branch Capital LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of **River Branch Capital LLC** as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the period from January 20, 2010 (inception) through December 31, 2010, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **River Branch Capital LLC** as of December 31, 2010, and the results of its operations and its cash flows for the period from January 20, 2010 (inception) through December 31, 2010, in conformity with accounting principles accepted in the United States of America.

Blackman Kallick, LLP

February 24, 2011

# River Branch Capital LLC

*Period from January 20, 2010 (Inception) through December 31, 2010*

## Financial Statements

# River Branch Capital LLC

Statement of Financial Condition
*December 31, 2010*

## Assets

| | |
|---|---|
| **Current Assets** - Cash and cash equivalents | **$ 394,504** |

## Liabilities and Member's Equity

| | |
|---|---|
| **Current Liabilities** - Due to sole member | $ 255,102 |
| **Member's Equity** | |
| Member's contribution | 300,000 |
| Accumulated deficit | (160,598) |
| Total Member's Equity | 139,402 |
| Total Liabilities and Member's Equity | **$ 394,504** |



The accompanying notes are an integral part of the financial statements.

## River Branch Capital LLC

Statement of Operations
*Period from January 20, 2010 (Inception) through December 31, 2010*

| | | |
|---|---|---|
| **Revenues** - Fees | $ | - |
| **Operating Expenses** | | |
| Management fees | | 135,000 |
| Professional fees | | 13,618 |
| Registration fees | | 10,707 |
| Administrative expenses | | 1,312 |
| Total Operating Expenses | | 160,637 |
| **Interest Income** | | (39) |
| **Net Loss** | **$** | **(160,598)** |

The accompanying notes are an integral part of the financial statements.

## River Branch Capital LLC

Statement of Changes in Member's Equity
*Period from January 20, 2010 (Inception) through December 31, 2010*

| | Total | Member's Equity | Accumulated Deficit |
|---|---|---|---|
| **Balance, January 20, 2010 (Inception)** | $ - | $ - | $ - |
| Member's contributions | 300,000 | 300,000 | |
| Net loss | (160,598) | | (160,598) |
| **Balance, December 31, 2010** | **$ 139,402** | **$ 300,000** | **$ (160,598)** |



The accompanying notes are an integral part of the financial statements.

## River Branch Capital LLC

Statement of Cash Flows
*Period from January 20, 2010 (Inception) through December 31, 2010*

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net loss | $ (160,598) |
| **Cash Flows from Financing Activities** | |
| Member contributions | 300,000 |
| Advances from sole member | 255,102 |
| Net Cash Provided by Financing Activities | 555,102 |
| **Net Increase in Cash and Cash Equivalents** | 394,504 |
| **Cash and Cash Equivalents, Beginning of Period** | - |
| **Cash and Cash Equivalents, End of Period** | **$ 394,504** |

The accompanying notes are an integral part of the financial statements.

**Note 1 - Industry Operations**

River Branch Capital LLC (the Company) was formed on November 3, 2009 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operations under its limited liability company agreement with River Branch Holdings LLC (the Member) on January 20, 2010. River Branch Holdings LLC is the sole member of the Company. The Company was approved as a FINRA/SEC member firm on September 15, 2010. As a registered securities broker-dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

**Note 2 - Summary of Significant Accounting Policies**

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers short-term highly liquid debt instruments acquired with maturities of three months or less to be cash equivalents. The Company considers its money market account to be cash equivalents. The Company maintains its cash and cash equivalents in a brokerage and checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, federal and state income taxes are not payable, or provided for, by the Company. The Member is taxed on its share of the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The company's application of the Income Tax Topic regarding uncertain tax positions of accounting principles generally accepted in the United States of America (GAAPUSA) had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense.

## Note 2 - Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAPUSA requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Aspects of a Limited Liability Company

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2011, the date the 2010 financial statements were available to be issued.

## Note 3 - Related Party Transactions

By agreement, the Company pays a management fee to its Member, payable quarterly on the last day of every calendar quarter commencing with the quarter ended June 30, 2010. The Member pays all compensation and certain costs and expenses of the Company's operations.

During 2010, an advance of $255,102 was made to the Company by the Member for a letter of credit associated with a lease recorded by the Member. Advances from the Member are due on demand, unsecured, non-interest bearing and have no fixed repayment terms.

## Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first 12 months of the Company's existence, and the ratio shall not exceed 15 to 1 subsequent to the initial period. The net capital rule may effectively restrict the payment of dividends. As of December 31, 2010, the Company had net capital of $134,299, which $102,411 was in excess of its required net capital of $31,888. The Company's ratio of aggregate indebtedness to net capital was 1.90 to 1.

## Supplemental Information

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

**Independent Auditor's Report on Supplemental Information**
**Required by Rule 17a-5 of the Securities and Exchange Commission**

Member of
River Branch Capital LLC
Chicago, Illinois

We have audited the accompanying financial statements of **River Branch Capital LLC** as of December 31, 2010 and for period from January 20, 2010 (inception) through December 31, 2010, and have issued our report thereon dated February 24, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplementary information as indicated in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 24, 2011

| Broker or Dealer: River Branch Capital LLC | As of December 31, 2010 |
|---|---|

## SCHEDULE I
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | | | | |
|---|---|---|---|---|---|
| 1 | Total ownership equity from Statement of Financial Condition - Item 1800 | | | $ 139,402 | [3480] |
| 2 | Deduct: Ownership equity not allowable for net capital | | | $ - | [3490] |
| 3 | Total ownership equity qualified for net capital | | | $ 139,402 | [3500] |
| 4 | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | $ - | [3520] |
| | B. Other (deductions) or allowable credits (List) | | | $ - | [3525] |
| 5 | Total capital and allowable subordinated liabilities | | | $ 139,402 | [3530] |
| 6 | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ - | [3540] | | |
| | 1 Additional charges for customers' and non-customers' security accounts | $ - | [3550] | | |
| | 2 Additional charges for customers' and non-customers' commodity accounts | $ - | [3560] | | |
| | B. Agreed fail-to-deliver | $ - | [3570] | | |
| | 1 Number of items ______[3450] | | | | |
| | C. Aged short security differences less reserve of $________[3460] number of units __________[3470] | $ - | [3580] | | |
| | D. Secured demand note deficiency | $ - | [3590] | | |
| | E. Commodity futures contracts and spot commodities-proprietary capital charges | $ - | [3600] | | |
| | F. Other deductions and/or charges | $ - | [3610] | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(e)(x) | $ - | [3615] | | |
| | H. Total deduction and/or charges | | | $ - | [3620] |
| 7 | Other additions and/or allowable credits (List) | | | $ - | [3630] |
| 8 | Net capital before haircuts on securities positions | | | $ 139,402 | [3640] |

| | | | | | |
|---|---|---|---|---|---|
| 9 | Haircuts on securities | | | | |
| | (computed, where applicable, pursuant to 15c3-1(f): | | | | |
| | A. Contractual securities commitments | $ - | [3660] | | |
| | B. Subordinated securities borrowings | $ - | [3670] | | |
| | C. Trading and investment securities: | | | | |
| | 1 Bankers' acceptances, certificates of deposit and common paper | $ (5,103) | [3680] | | |
| | 2 U.S. and Canadian government obligations | $ - | [3690] | | |
| | 3 State and municipal government obligations | $ - | [3700] | | |
| | 4 Corporate obligations | $ - | [3710] | | |
| | 5 Stocks and warrants | $ - | [3720] | | |
| | 6 Options | $ - | [3730] | | |
| | 7 Arbitrage | $ - | [3732] | | |
| | 8 Other securities | $ - | [3734] | | |
| | D. Undue concentration | $ - | [3750] | | |
| | E. Other (List) | $ - | [3736] | (5,103) | [3740] |
| 10 | Net capital | | | $ **134,299** | [3750] |

OMIT PENNIES



See independent auditor's report on supplemental information
required by Rule 17a-5 of the Securities and Exchange Commission.

| Broker or Dealer: River Branch Capital LLC | As of December 31, 2010 |
|---|---|

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | | | |
|---|---|---|---|---|---|---|
| 11 | Minimum net capital required (AI/6-2/3%) | | | $ | 17,007 | [3756] |
| 12 | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A | | | $ | 31,888 | [3758] |
| 13 | Net capital requirement (greater of line 11 or line 12) | | | $ | 31,888 | [3760] |
| 14 | Excess net capital (line 10 less line 13) | | | $ | 102,411 | [3770] |
| 15 | Excess net capital at greater of 10% of line 18 or 120% of line 12 | | | $ | 96,033 | [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16 | Total A.I. liabilities from statement of financial condition | | | $ | 255,102 | [3790] |
| 17 | Add: | | | | | |
| | A. Drafts for immediate credit | $ - | [3800] | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ - | [3810] | | | |
| | C. Other unrecorded amounts (List) | $ - | [3820] | $ | - | [3830] |
| 18 | Total aggregate indebtedness | | | $ | 255,102 | [3840] |
| 19 | Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | % | 189.95 | [3850] |
| 20 | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | % | - | [3860] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | | |
|---|---|---|---|---|
| 21 | 2% of combined aggregate debt items ( or $250,000 or greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | - | [3870] |
| 22 | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A | $ | - | [3880] |
| 23 | Net capital requirement (greater of line 21 or line 22) | $ | - | [3760] |
| 24 | Excess capital (line 10 less line 23) | $ | - | [3910] |
| 25 | Net capital in excess of the greater of: | | | |
| | A. 5% of combined aggregate debit items | $ | - | [3920] |

The Company operates under the provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of that Rule.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone: 312-207-1040

## Independent Auditor's Report on Internal Control

Member of
River Branch Capital LLC
Chicago, IL

In planning and performing our audit of the financial statements of **River Branch Capital LLC** (the Company) as of December 31, 2010, and for the period January 20, 2010 (inception) through December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 24, 2011